1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 16, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$2.30

Hsinchu, Taiwan, R.O.C., July 16, 2014 — TSMC today announced consolidated revenue of NT$183.02 billion, net income of NT$59.7 billion, and diluted earnings per share of NT$2.3 (US$0.38 per ADR unit) for the second quarter ended June 30, 2014.

Year-over-year, second quarter revenue increased 17.4% while net income and diluted EPS both increased 15.2%, mainly reflecting the increase in tax rate. Compared to first quarter 2014, second quarter results represent a 23.5% increase in revenue, and a 24.7% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue increased 24% from the previous quarter and increased 16.3% year-over-year.

Gross margin for the quarter was 49.8%, operating margin was 38.6%, and net profit margin was 32.6%.

Shipments of 28-nanometer process technology accounted for 37% of total wafer revenues. 40/45-nanometer accounted for 19% of total wafer revenues. Advanced technologies, defined as 40/45-nanometers and more advanced technologies, accounted for 56% of total wafer revenues.

“In the second quarter, we saw strength of demand for our wafers across all segments, while our 28-nanometer technology business grew more than 30% from the previous quarter to account for 37 percent of our total wafer sales” said Lora Ho, SVP and Chief Financial Officer of TSMC. “While we expect the strong demand for our wafers to continue, the new technology node, our 20-nanometer System-on-Chip, has begun volume shipments and is expected to account for about 10 percent of our wafer revenue in the third quarter. Based on our current business outlook and exchange rate assumption of 1 US dollar to 29.81 NT dollars, management expects overall performance for third quarter 2014 to be as follows”:

•	Revenue is expected to be between NT$206 billion and NT$209 billion;

•	Gross profit margin is expected to be between 48.5% and 50.5%;

•	Operating profit margin is expected to be between 38.5% and 40.5%.

TSMC’s 2014 Second quarter consolidated results:

(Unit: NT$ million, except for EPS)

	2Q14 Amount[a]		2Q13 Amount		YoY Inc. (Dec.) %	1Q14 Amount		QoQ Inc. (Dec.) %
Net sales	183,021		155,886		17.4	148,215		23.5
Gross profit	91,193		76,422		19.3	70,400		29.5
Income from operations	70,714		57,629		22.7	52,522		34.6
Income before tax	74,098		60,017		23.5	53,302		39.0
Net income	59,702		51,808		15.2	47,871		24.7
EPS (NT$)	2.30	[b]	2.00	[c]	15.2	1.85	[b]	24.7

a:	2Q2014 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares
c:	Based on 25,929 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2014 is expected to be about 8.0 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 28nm and 20nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com